As filed with the Securities and Exchange Commission on January 30, 2026

Securities Act File No. 333-290221

Investment Company Act File No. 811-07404

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM N-2

☒ Registration Statement under the Securities Act of 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

and/or

☒ Registration Statement under the Investment Company Act of 1940

☒ Amendment No. 8

INVESCO CALIFORNIA VALUE MUNICIPAL INCOME TRUST

(Exact Name of Registrant as Specified in Charter)

1331 Spring Street N.W., Suite 2500, Atlanta, GA 30309

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (404) 892-0896

Melanie Ringold, Esq.

11 Greenway Plaza, Houston, Texas 77046

(Name and Address of Agent for Service)

Copies to:

Taylor V. Edwards, Esquire	Matthew R. DiClemente, Esquire
Invesco Advisers, Inc.	Mena M. Larmour, Esquire
225 Liberty Street, 15th FL	Stradley Ronon Stevens and Young, LLP
New York, NY 10281-1087	2005 Market Street, Suite 2600
Philadelphia. Pennsylvania 19103-7018

Approximate Date of Commencement of Proposed Public Offering:

From time to time after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☒	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-290221.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-290221 and 811-07404) of Invesco California Value Municipal Income Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing certain exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and exhibits (h)(i)(1) and (h)(ii)(1) filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements And Exhibits

(1)	Contained in Part A:

Financial Highlights of the Invesco California Value Municipal Income Trust (the “Registrant”) for the last ten fiscal years and for the fiscal period ended August 31, 2025.

Registrant’s Financial Statements for the fiscal years ended February 28, 2025, February 29, 2024, February 28, 2023, February 28, 2022 and February 28, 2021, are incorporated in Part A by reference to Registrant’s February 28, 2025 Annual Report (audited) on Form N-CSR as filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) via EDGAR Accession No. 0001193125-25-111538 on May 2, 2025.

Registrant’s Financial Statements for the fiscal years ended February 29, 2020, February 28, 2019, February 28, 2018, February 29, 2017 and February 29, 2016, are incorporated in Part A by reference to Registrant’s February 28, 2020 Annual Report (audited) on Form N-CSR as filed with the SEC via EDGAR Accession No. 0001683863-20-008898 on May 6, 2020.

Registrant’s Financial Statements for the fiscal period ended August 31, 2025, are incorporated in Part A by reference to Registrant’s August 31, 2025 Semi-Annual Report (unaudited) on Form N-CSR as filed with the SEC via EDGAR Accession No.  0001193125-25-257456 on October 30, 2025.

Contained in Part B:

Registrant’s Financial Statements are incorporated in Part B by reference to Registrant’s February 28, 2025 Annual Report (audited) on Form N-CSR as filed with the SEC via EDGAR Accession No. 0001193125-25-111538 on May 2, 2025.

Registrant’s Financial Statements for the fiscal period ended August 31, 2025, are incorporated in Part A by reference to Registrant’s August 31, 2025 Semi-Annual Report (unaudited) on Form N-CSR as filed with the SEC via EDGAR Accession No. 0001193125-25-257456 on October 30, 2025.

(2)	Exhibits

(a)	Fourth Amended and Restated Agreement and Declaration of Trust of Registrant, dated September 20, 2022 (incorporated by reference to Registrant’s report on Form N-CEN, filed with the Securities and Exchange Commission on May 14, 2024)

(b)	By-Laws of Registrant, effective as of September 20, 2022 (incorporated by reference to Registrant’s report on Form N-CEN/A, filed with the Securities and Exchange Commission on September 20, 2023)

(c)	Not applicable

(d)	Not applicable

(e)	Dividend Reinvestment Plan of Registrant (incorporated by reference to Post-Effective Amendment 1 to Invesco Senior Income Trust’s registration statement filed on March 6, 2025)

(f)	Not applicable

(g)	(i)	(1)	Amended and Restated Master Investment Advisory Agreement, dated as of July 1, 2020 between the Registrant and Invesco Advisers, Inc. (incorporated by reference to Exhibit (g)(i)(1) to Registrant’s report on Form N-2 filed with the Securities and Exchange Commission on September 12, 2025)

	(ii)	(1)	Amended and Restated Master Intergroup Sub-Advisory Contract, dated July 1, 2020 between Invesco Advisers, Inc. and each of Invesco Canada Ltd., Invesco Asset Management Deutschland GmbH, Invesco Asset Management Ltd., Invesco Asset Management (Japan) Limited, Invesco Hong Kong Limited and Invesco Senior Secured Management, Inc. (incorporated by reference to Exhibit (g)(ii)(1) to Registrant’s report on Form N-2 filed with the Securities and Exchange Commission on September 12, 2025)

(ii)	(2)	Amendment and Assumption Agreement between Invesco Advisers, Inc., on behalf of Registrant, and Invesco Management S.A. (through its assumption of the duties and obligations of Invesco Asset Management Deutschland GmbH under the Sub-Advisory Contract) dated September 11, 2025 (incorporated into this filing by reference to Exhibit g(ii)(2) on AIM Variable Insurance Funds (Invesco Variable Insurance Funds) Registration Statement on Form N-14, filed on December 10, 2025)

(h)	(i)	(1)	Distribution Agreement dated as of November 17, 2025 between the Registrant and Invesco Distributors, Inc. (filed herewith)

	(ii)	(1)	Sub-Placement Agent Agreement dated as of January 28, 2026 between Invesco Distributors, Inc. and JonesTrading Institutional Services LLC (filed herewith)

(i)	(i)	(1)	Form of AIM Funds Retirement Plan for Eligible Directors/Trustees, as approved by the Board of Directors/Trustees on December 31, 2013 (incorporated into this filing by reference to Post-Effective Amendment No. 87 to AIM Sector Funds (Invesco Sector Funds) registration statement filed on August 26, 2014)

	(ii)	(1)	Form of Invesco Funds Trustee Deferred Compensation Agreement (incorporated into this filing by reference to Post-Effective Amendment No. 89 to AIM Sector Funds (Invesco Sector Funds) registration statement filed on August 27, 2015)

	(ii)	(2)	Form of Amendment to Form of Invesco Funds Trustee Deferred Compensation Agreement (incorporated into this filing by reference to Post-Effective Amendment No. 91 to AIM Sector Funds (Invesco Sector Funds) registration statement filed on August 24, 2016)

(j)	(i)	(1)	Master Custodian Agreement, dated June 1, 2018, between Registrant and State Street Bank and Trust Company (incorporated into this filing by preference to Post-Effective Amendment No. 89 to AIM Investment Securities Funds (Invesco Investment Securities Funds) Registration Statement on Form N-1A, filed on June 27, 2019)

	(ii)	(2)	Amendment to Master Custodian Agreement, dated July 1, 2024, between Registrant and State Street Bank and Trust Company (incorporated by reference to Exhibit (j)(ii) to Invesco Senior Income Trust’s Registration Statement on Form N-2, filed on December 13, 2024)

(k)	(i)	(1)	Memorandum of Agreement, dated December 10, 2025, regarding advisory fee waivers and affiliated money market fund waivers, between Registrant and Invesco Advisers, Inc. (incorporated into this filing by reference to Post-Effective Amendment No. 77 to AIM Treasurer's Series Trust (Invesco Treasurer's Series Trust) registration statement filed on December 18, 2025)

	(ii)	(1)	Transfer Agency and Service Agreement, dated October 1, 2016, between Registrant and Computershare Trust Company, N.A. and Computershare Inc. (incorporated by reference to Exhibit (k)(ii)(7) to Invesco Senior Income Trust’s Registration Statement on Form N-2/A, filed on June 26, 2017)

	(ii)	(2)	Amendment No. 1 to Transfer Agency and Service Agreement, dated November 21, 2016 (incorporated by reference to Exhibit (k)(ii)(8) to Invesco Senior Income Trust’s Registration Statement on Form N-2/A, filed on June 26, 2017)

	(ii)	(3)	Amendment No. 2 to Transfer Agency and Service Agreement, dated October 1, 2019 (incorporated by reference to Exhibit (k)(ii)(3) to Invesco Senior Income Trust’s Registration Statement on Form N-2, filed on December 13, 2024)

	(iii)	(1)	Amended and Restated Master Administrative Services Agreement, dated July 1, 2020, between Registrant and Invesco Advisers, Inc. (incorporated by reference to Exhibit (k)(iii)(1) to Registrant’s report on Form N-2 filed with the Securities and Exchange Commission on September 12, 2025)

(l)	Opinion and Consent of Stradley Ronon Stevens & Young, LLP (incorporated by reference to Exhibit (l) to Registrant’s registration statement on Form N-2/A filed with the Securities and Exchange Commission on January 23, 2026)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit (n) to Registrant’s registration statement on Form N-2/A filed with the Securities and Exchange Commission on January 23, 2026)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)	(i)	(1)	Code of Ethics and Personal Trading Policy for North America, dated January 2026, relating to Invesco Advisers, Inc., Invesco Canada Ltd., Invesco Senior Secured Management and Invesco Capital Management, LLC. (incorporated by reference to Exhibit (r)(i)(1) to Registrant’s registration statement on Form N-2/A filed with the Securities and Exchange Commission on January 23, 2026)

(ii)	(1)	Code of Ethics and Personal Trading Policy for EMEA, dated January 2026, relating to Invesco Asset Management Limited and Invesco Management S.A. (incorporated by reference to Exhibit (r)(ii)(1) to Registrant’s registration statement on Form N-2/A filed with the Securities and Exchange Commission on January 23, 2026)

(iii)	(1)	Code of Ethics and Personal Trading Policy for APAC, dated January 2026, relating to Invesco Asset Management (Japan) Limited and Invesco Hong Kong Limited. (incorporated by reference to Exhibit (r)(iii)(1) to Registrant’s registration statement on Form N-2/A filed with the Securities and Exchange Commission on January 23, 2026)

(s)	Calculation of Filing Fees Exhibit (incorporated by reference to Exhibit (s) to Registrant's registration statement on Form N-2/A filed with the Securities and Exchange Commission on January 23, 2026)

(t)	Powers of Attorney for Brown, Deckbar, Hostetler, Jones, Krentzman, Kupor, LaCava, Liddy, Perkin, Ressel, Sharp, and Vandivort dated December 18, 2024. (incorporated into this filing by reference to Post-Effective Amendment No. 205 to AIM Counselor Series Trust (Invesco Counselor Series Trust) Registration Statement on Form N-1A, filed on January 31, 2025)

Item 26. Marketing Arrangements

Reference is made to Exhibit (h) to this Registration Statement to be filed by further amendment.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

NYSE Listing Fees	$96,000
SEC Registration Fees	$30,711
Printing/Engraving Expenses	$15,000
Independent Registered Public Accounting Firm Fees	$30,000
Legal Fees	$150,000
FINRA Fees	$30,000
Total	$351,711

Item 28. Persons Controlled by or Under Common Control with Registrant

None

Item 29. Number of Holders of Securities

Title of Class	Number of Record Shareholders as of January 16, 2026
Common Shares, no par value	60
Preferred Shareholder	1

Item 30. Indemnification

Indemnification provisions for officers, trustees, and employees of the Registrant are set forth in Article VIII of the Registrant's Fourth Amended and Restated Agreement and Declaration of Trust and Article VIII of its Bylaws and are hereby incorporated by reference. See Item 25(2)(a)(i) and (b)(i) above. Under the Fourth Amended and Restated Agreement and Declaration of Trust, effective as of September 20, 2022, as amended (i) Trustees or officers, when acting in such capacity, shall not be personally liable for any act, omission or obligation of the Registrant or any Trustee or officer except by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office with the Registrant; (ii) every Trustee, officer, employee or agent of the Registrant shall be indemnified to the fullest extent permitted under the Delaware Statutory Trust Act, the Registrant’s Bylaws and other applicable law; (iii) in case any shareholder or former shareholder of the Registrant shall be held to be personally liable solely by reason of his being or having been a shareholder of the Registrant and not because of his acts or omissions or for some other reason, the shareholder or former shareholder (or his heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or general successor) shall be entitled, out of the Registrant’s assets, to be held harmless from and indemnified against all loss and expense arising from such liability in accordance with the Bylaws and applicable law. The Registrant, on its own behalf, assume the defense of any such claim made against the shareholder for any act or obligation of the Registrant.

The Registrant and other investment companies and their respective officers and trustees are insured under a joint Mutual Fund Directors and Officers Liability Policy, issued by ICI Mutual Insurance Company and certain other domestic insurers, with limits up to $100,000,000 an additional; $50,000,000 of excess coverage (plus an additional $30,000,000 limit that applies to independent directors/trustees only).

Section 16 of the Master Investment Advisory Agreement between the Registrant and Invesco Advisers, Inc. (“Invesco Advisers”) provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties hereunder on the part of Invesco Advisers or any of its officers, directors or employees, that Invesco Advisers shall not be subject to liability to the Registrant, or to any shareholder of the Registrant for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security.

Section 10 of the Master Intergroup Sub-Advisory Contract for Mutual Funds (the Sub-Advisory Contract) between Invesco Advisers, on behalf of Registrant, and each of Invesco Management S.A. (through its assumption of the duties and obligations of Invesco Asset Management Deutschland GmbH under the Sub-Advisory Contract), Invesco Asset Management Limited, Invesco Asset Management (Japan) Limited, Invesco Canada Ltd., Invesco Hong Kong Limited and Invesco Senior Secured Management, Inc. (each a Sub-Adviser, collectively the Sub-Advisers) provides that the Sub-Adviser shall not be liable for any costs or liabilities arising from any error of judgment or mistake of law or any loss suffered by the Registrant in connection with the matters to which the Sub-Advisory Contract relates except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Sub-Adviser in the performance by the Sub-Adviser of its duties or from reckless disregard by the Sub-Adviser of its obligations and duties under the Sub-Advisory Contract.

Item 31. Business and Other Connections of the Investment Adviser

The only employment of a substantial nature of Invesco Adviser’s directors and officers is with the Advisers and its affiliated companies. For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of Invesco Asset Management Deutschland GmbH, Invesco Asset Management Limited, Invesco Asset Management (Japan) Limited, Invesco Hong Kong Limited, Invesco Senior Secured Management, Inc. and Invesco Canada Ltd. (each a Sub-Adviser, collectively the Sub-Advisers) reference is made to Form ADV filed under the Investment Advisers Act of 1940, as amended, by each Sub-Adviser herein incorporated by reference. Reference is also made to the caption “Management of the Fund – Adviser” and “Management of the Fund – Sub-Adviser” in the Prospectus which comprises Part A of this Registration Statement, and to the caption “Investment Advisory and Other Services” of the Statement of Additional Information which comprises Part B of this Registration Statement.

Item 32. Location of Accounts and Records

Invesco Advisers, Inc., 1331 Spring Street NW, Suite 2500, Atlanta, Georgia 30309, maintains physical possession of each such account, book or other document of the Registrant at the Registrant’s principal executive offices, 11 Greenway Plaza, Houston, Texas 77046-1173, except for those maintained at its Atlanta offices at the address listed above or at its Louisville, Kentucky offices, 400 West Market Street, Suite 3300, Louisville, Kentucky 40202 and except for those relating to certain transactions in portfolio securities that are maintained by the Registrant’s Custodian, State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, and the Registrant’s Transfer Agent and Dividend Paying Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA, 02021.

Records may also be maintained at the offices of:

Invesco Management S.A.

37a Avenue John F. Kennedy

1855 Luxembourg

Invesco Asset Management Ltd.

Perpetual Park

Perpetual Park Drive

Henley-on-Thames

Oxfordshire RG91HH

United Kingdom

Invesco Asset Management (Japan) Limited

Roppongi Hills Mori Tower 14F

6-10-1 Roppongi

Minato-ku, Tokyo 106-6114

Invesco Hong Kong Limited

45F Jardin House

1 Connaught Place

Central, Hong Kong P.R.C.

Invesco Senior Secured Management, Inc.

224 Liberty Street

New York, NY 10281

Invesco Canada Ltd.

120 Bloor Street East

Suite 700

Toronto, Ontario

Canada M4W 1B7

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Registrant undertakes:

(a)	Not applicable.

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424 under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.            Registrant undertakes that:

(a)	for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.            The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.            Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information. Additionally, the Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Houston, and State of Illinois, on the 30th day of January, 2026.

INVESCO CALIFORNIA VALUE MUNICIPAL INCOME TRUST

By:	/s/ Glenn Brightman
Glenn Brightman
President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities set forth below on the 30th day of January, 2026.

Signatures	Title
Principal Executive Officer:

/s/ Glenn Brightman	President
(Glenn Brightman)	(Principal Executive Officer)

/s/ Beth Ann Brown*	Chair and Trustee
(Beth Ann Brown)

/s/ Carol Deckbar*	Trustee
(Carol Deckbar)

/s/ Cynthia Hostetler*	Trustee
(Cynthia Hostetler)

/s/ Eli Jones*	Trustee
(Eli Jones)

/s/ Elizabeth Krentzman*	Trustee
(Elizabeth Krentzman)

/s/ Anthony J. LaCava, Jr.*	Trustee
(Anthony J. LaCava, Jr.)

/s/ James Liddy*	Trustee
(James Liddy)

/s/ Edward Perkin*	Trustee
(Edward Perkin)

/s/ Teresa M. Ressel*	Trustee
(Teresa M. Ressel)

/s/ Daniel S. Vandivort*	Trustee
(Daniel S. Vandivort)

/s/ Adrien Deberghes	Senior Vice President & Treasurer
(Adrien Deberghes)	(Principal Financial Officer)

/s/ Glenn Brightman
(Glenn Brightman) Attorney-In-Fact

*Glenn Brightman, pursuant to powers of attorney dated December 18, 2024, incorporated herein by reference to Post-Effective Amendment No. 205 to AIM Counselor Series Trust (Invesco Counselor Series Trust) Registration Statement on Form N-1A, filed on January 31, 2025.

EXHIBITS TO FORM N-2

INVESCO CALIFORNIA VALUE MUNICIPAL INCOME TRUST

Exhibit

Number

(h)(i)(1)	Distribution Agreement dated as of November 17, 2025 between the Registrant and Invesco Distributors, Inc.

(h)(ii)(1)	Sub-Placement Agent Agreement dated as of January 28, 2026 between Invesco Distributors, Inc. and JonesTrading Institutional Services LLC